FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2011

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 10, 2011;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2011; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2011.

August 10, 2011

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2011 AND ANNOUNCES

NORMAL COURSE ISSUER BID

Montréal, Québec – Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the second quarter of 2011 and announced a normal course issuer bid. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

Quebecor adopted International Financial Reporting Standards (“IFRS”) on January 1, 2011. The Corporation’s condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2011 have therefore been prepared in accordance with IFRS and comparative figures for 2010 have been restated.

Second quarter 2011 highlights

➢	Quebecor records revenues of $1.05 billion, up $59.4 million (6.0%) from the second quarter of 2010.

➢	Operating income[1]: up $6.6 million (1.9%) to $358.5 million.

➢	Net income attributable to shareholders: $55.2 million ($0.86 per basic share) compared with $60.8 million ($0.95 per basic share) in the second quarter of 2010, down $5.6 million ($0.09 per basic share) or -9.2%.

➢

Adjusted income from continuing operations[2]: $60.0 million ($0.93 per basic share), compared with $62.9 million ($0.98 per basic share) in the second quarter of 2010, down $2.9 million ($0.05 per basic share) or -4.6%.

➢

Videotron Ltd. (“Videotron”) revenue-generating units[3]: up 52,700 from the previous quarter, compared with a 30,100-unit increase in the second quarter of 2010; up 283,900 (6.9%) during the 12-month period ended June 30, 2011.

➢	Videotron net customer base change during three-month period ended June 30, 2011: +45,900 subscriber connections to mobile telephone service, +11,800 customers for cable telephone service, +2,900 for cable Internet access, -7,900 for cable television services (including 26,700 customer increase for Digital TV). All the cable television customers lost during the second-quarter moving season were recovered by July 15, 2011.

➢	Subscriber connections to Videotron’s 4G network: 203,800 as of June 30, 2011, including 133,200 new connections and 70,600 migrations from the mobile virtual network operator (“MVNO”) service.

“Quebecor posted revenue and operating income growth in the second quarter of 2011,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Attesting to the success of the Corporation’s investment and development strategy, revenues grew in all business segments despite aggressive competition in many of those segments.

“In a fiercely competitive industry, Videotron continues to stand out and grow its customer base. Videotron had a total of 4,419,400 revenue-generating units3 as of June 30, 2011, an increase of 52,700 from the end of the previous quarter, 75.1% more than the increase in the corresponding period of 2010. Videotron added 45,900 subscriber connections to its mobile services network in the second quarter of 2011, exceeding targets. By June 30, 2011, Videotron’s 4G network was available to more than six million people.

“Introducing a new product entails significant capital expenditures and the revenues generated during the first months following a launch are not always sufficient to cover the higher expenses. Nevertheless, our debt ratios have been advantageously maintained

[1]	See “Operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	Revenue-generating units are the sum of cable television, Internet access and cable telephone service subscriptions, plus subscriber connections to the mobile telephone service.

since we embarked on our capital expenditures program for the mobile telephone network. In addition, the Telecommunications segment increased its operating income by $9.7 million (3.7%) in the second quarter of 2011.

“The Corporation pressed ahead with its investment plan in the News Media segment with a view to increasing and diversifying its revenue streams. Several contracts were finalized during the second quarter of 2011, including a contract between Quebecor Media Printing Inc. and The Jean Coutu Group (PJC) Inc. and one between the QMI National Sales Office and Omnicom Group Inc. The Corporation continued investing in its News Media segment in order to adjust to the new market environment. While the spending is impacting the segment’s financial results for now, it is essential to our long-term growth.

“The Corporation seized new business opportunities during the second quarter. Quebecor Media acquired the Montreal Junior Hockey Club and plans to relocate it to Blainville-Boisbriand, a northern suburb of Montréal, Québec. Quebecor Media’s majority interest in a Quebec Major Junior Hockey League team, to be known as the Blainville-Boisbriand Armada, will give access to content for its existing and future content delivery platforms, particularly in view of the upcoming launch of the TVA Sports channel in early fall 2011. TVA Sports has also signed long-term broadcasting agreements with a number of leading sport properties that have strong fan followings. TVA Group Inc. (“TVA Group”) has also recruited high-profile sports columnist Réjean Tremblay, who will comment on sports for several Quebecor Media properties.

“At the same time, we have enriched our service offerings in our Broadcasting segment with the launch of the new Mlle digital channel, a multiplatform brand designed specifically for women, and the launch of the English-language news and opinion specialty channel Sun TV News (“Sun News”).

“We are continuing implementation of our multiplatform content development strategy in niches with strong growth prospects.”

Table 1

Quebecor second quarter financial highlights, 2007 to 2011

(in millions of Canadian dollars, except per share data)

	2011[1]	2010[1]	2009[2]	2008[2]	2007[2]
Revenues	$1,053.4	$994.0	$946.4	$949.9	$821.4
Operating income[3]	358.5	351.9	315.9	276.9	230.6
Net income from continuing operations attributable to shareholders	55.2	60.8	76.8	57.5	50.1
Net income attributable to shareholders	55.2	60.8	76.8	57.5	43.4
Adjusted income from continuing operations[4]	60.0	62.9	56.3	41.5	37.7
Per basic share:
Net income from continuing operations attributable to shareholders	0.86	0.95	1.19	0.90	0.78
Net income attributable to shareholders	0.86	0.95	1.19	0.90	0.67
Adjusted income from continuing operations[4]	0.93	0.98	0.88	0.61	0.59

[1]	Financial figures for the second quarters of 2010 and 2011 are presented in accordance with IFRS.
[2]	Financial figures for the second quarters of 2007 to 2009 are presented in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).
[3]	See “Operating income” under “Definitions.”
[4]	See “Adjusted income from continuing operations” under “Definitions.”

2011/2010 second quarter comparison

➢	Revenues: $1.05 billion, an increase of $59.4 million (6.0%).

•

Revenues increased in all business segments: Telecommunications ($53.4 million or 9.7% of segment revenues), Broadcasting ($6.6 million or 6.0%), Leisure and Entertainment ($5.5 million or 8.3%), Interactive Technologies and Communications ($4.3 million or 18.0%) and News Media ($0.7 million or 0.3%).

➢	Operating income: $358.5 million, an increase of $6.6 million (1.9%).

•	Operating income increased in Telecommunications ($9.7 million or 3.7% of segment operating income) and Leisure and Entertainment ($2.1 million or 50.0%).

•	Operating income decreased in News Media ($11.2 million or -19.7%) and Broadcasting ($4.6 million or -17.1%).

•	Operating income was flat in Interactive Technologies and Communications.

•

The change in the fair value of Quebecor Media stock options resulted in a $6.8 million favourable variance in the stock-based compensation charge in the second quarter of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $9.6 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee provision, operating income would have decreased 2.8% in the second quarter of 2011, compared with a 10.6% increase in the same period of 2010.

➢	Net income attributable to shareholders: $55.2 million ($0.86 per basic share) compared with $60.8 million ($0.95 per basic share) in the second quarter of 2010, a decrease of $5.6 million ($0.09 per basic share) or -9.2%.

•	The decrease was mainly due to:

•	$29.9 million increase in amortization charge;

•	$7.9 million increase in charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$6.6 million increase in operating income.

➢	Adjusted income from continuing operations: $60.0 million in the second quarter of 2011 ($0.93 per basic share) compared with $62.9 million ($0.98 per basic share) in the same quarter of 2010, a decrease of $2.9 million ($0.05 per basic share) or -4.6%.

2011/2010 year-to-date comparison

➢	Revenues: $2.04 billion, an increase of $101.8 million (5.2%).

•

Revenues increased in Telecommunications ($102.9 million or 9.5% of segment revenues), Interactive Technologies and Communications ($7.3 million or 15.3%), Leisure and Entertainment ($5.6 million or 4.4%) and Broadcasting ($4.1 million or 1.9%).

•	Revenues decreased in News Media ($1.9 million or -0.4%).

➢	Operating income: $652.8 million, an increase of $10.5 million (1.6%).

•	Operating income increased in Telecommunications (by $9.1 million or 1.8% of segment operating income) and Leisure and Entertainment ($3.5 million or 87.5%).

•	Operating income decreased in News Media ($21.6 million or -22.6%) and Broadcasting ($5.7 million or -17.5%).

•

The change in the fair value of Quebecor Media stock options resulted in an $11.6 million favourable variance in the stock-based compensation charge in the first half of 2011 compared with the same period of 2010. The change in the fair value of Quebecor stock options resulted in a $26.9 million favourable variance in the Corporation’s stock-based compensation charge in the first half of 2011.

•

Excluding the impact of the consolidated stock-based compensation charge, and if the figures for prior periods were restated to retroactively reflect the reversal in the fourth quarter of 2009 of the accumulated CRTC Part II licence fee provision, operating income would have decreased 4.2% in the first half of 2011, compared with an 11.2% increase in the same period of 2010.

➢	Net income attributable to shareholders: $89.5 million ($1.39 per basic share) compared with $95.7 million ($1.49 per basic share) in the first half of 2010, a decrease of $6.2 million ($0.10 per basic share) or -6.5%.

•	The decrease was mainly due to:

•	$61.8 million increase in amortization charge;

•	$15.0 million increase in charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$15.8 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$10.5 million increase in operating income;

•	$3.0 million decrease in loss on debt refinancing.

➢	Adjusted income from continuing operations: $95.9 million in the first half of 2011 ($1.49 per basic share) compared with $106.3 million ($1.65 per basic share) in the first half of 2010, a decrease of $10.4 million ($0.16 per basic share) or -9.8%.

Financing activities

On July 5, 2011, Videotron issued 6 7/8% Senior Notes maturing on July 15, 2021 in the aggregate principal amount of $300.0 million, for a net principal amount of $294.9 million, net of financing fees of $5.1 million. The net proceeds were used to finance the early repayment and withdrawal of US$255.0 million principal amount of Videotron’s 6 7/8% Senior Notes maturing in 2014 and the settlement and cancellation of related hedges, for a total disbursement of $303.1 million. On July 20, 2011, Videotron amended its $575.0 million revolving credit facility to extend the expiry date from April 2012 to July 2016 and modify some of the terms and conditions.

Dividends

On August 9, 2011, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on September 20, 2011 to shareholders of record at the close of business on August 26, 2011. This dividend is designated to be an eligible dividend, pursuant to subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Notice of intention to make a normal course issuer bid

The Board of Directors of Quebecor has authorized a normal course issuer bid for a maximum of 985,233 Class A Multiple Voting Shares (“Class A shares”) representing approximately 5% of the issued and outstanding Class A shares, and for a maximum of 4,453,304 Class B Subordinate Voting Shares (“Class B shares”) representing approximately 10% of the public float of the Class B shares as of August 2, 2011.

The purchases will be made from August 12, 2011 to August 10, 2012, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and will be made in accordance with the requirements of said Exchange. All shares purchased under the bid will be cancelled. As of August 2, 2011, 19,704,670 Class A shares and 44,533,042 Class B shares were issued and outstanding.

The average daily trading volume of the Class A and Class B shares of the Corporation from February 1, 2011 to July 31, 2011 was 810 Class A shares and 77,619 Class B shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A shares and 19,404 Class B shares during the same trading day pursuant to its normal course issued bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interest of the Corporation and its shareholders.

During the last 12 months, the Corporation has not purchased any Class A or Class B shares.

Shareholders may obtain a copy of the Notice filed with the Toronto Stock Exchange, without charge, by contacting the Secretary’s office of the Corporation at (514) 380-1994.

Detailed financial information

For a detailed analysis of Quebecor’s results for the second quarter of 2011, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2011 results on August 10, 2011, at 11:00 a.m. ET. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 58308#. A tape recording of the call will be available from August 10 to September 10, 2011 by dialling 1 877 293-8133, conference number 617812#, access code 58308#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/InvestorCenter/QIConferenceCall.aspx>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2010.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 10, 2011 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups with more than 16,000 employees. Quebecor Media Inc.’s operating subsidiaries include Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone service and mobile telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a Canadian network of English- and French-language Internet properties; TVA Group Inc., operator of the largest French-language conventional television network in Québec, a number of specialty channels, and the English-language Sun News channel; and Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is engaged in magazine publishing (TVA Publishing Inc.); book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.); production, distribution and retailing of entertainment products (Archambault Group Inc. and TVA Films); rental and retailing of DVDs, Blu-ray discs and console games (Le SuperClub Vidéotron ltée); printing and distribution of community newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.); production and dissemination of news content (QMI Agency); marketing of multiplatform advertising packages (QMI Sales); and print and online directories (Quebecor MediaPages™).

Information:

Jean-François Pruneau	J. Serge Sasseville
Chief Financial Officer	Vice President, Corporate and Institutional Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	serge.sasseville@quebecor.com
514 380-4144	514 380-1864

DEFINITIONS

Operating Income

In its analysis of operating results, the Corporation uses operating income, as reported in its consolidated statement of income, to assess its financial performance. The Corporation’s management and Board of Directors use this measure in evaluating the Corporation’s consolidated results and the results of its operating segments. This measure is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. Operating income is defined as an additional IFRS measure.

Previously, under Canadian GAAP, operating income was a non-GAAP measure. The Corporation defined operating income as net income in accordance with Canadian GAAP before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, income tax, and net income attributable to non-controlling interests.

Operating income as used by the Corporation may not be the same as similarly titled measures reported by other companies.

Adjusted Income from Continuing Operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, and loss on debt refinancing, net of income tax and net income attributable to non-controlling interests. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted income from continuing operations eliminates the impact of unusual or one-time items. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Adjusted income from continuing operations	$60.0	$62.9	$95.9	$106.3
(Loss) gain on valuation and translation of financial instruments	(4.0)	(4.6)	6.5	(9.3)
Restructuring of operations, impairment of assets and other special items	(6.6)	1.3	(16.1)	(1.1)
Loss on debt refinancing	—	(1.9)	(9.3)	(12.3)
Income tax related to adjustments[1]	1.7	1.1	6.1	6.0
Net income attributable to non-controlling interests related to adjustments	4.1	2.0	6.4	6.1

Net income attributable to shareholders	$55.2	$60.8	$89.5	$95.7

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephone and mobile telephone revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephone and mobile telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended June 30		Six months ended June 30
(unaudited)	2011	2010	2011	2010
Revenues
Telecommunications	$601.1	$547.7	$1,184.3	$1,081.4
News Media	267.5	266.8	507.6	509.5
Broadcasting	117.5	110.9	224.6	220.5
Leisure and Entertainment	71.5	66.0	132.9	127.3
Interactive Technologies and Communications	28.2	23.9	55.0	47.7
Inter-segment	(32.4)	(21.3)	(60.5)	(44.3)

	1,053.4	994.0	2,043.9	1,942.1
Cost of sales, selling and administrative expenses	694.9	642.1	1,391.1	1,299.8

Operating income	358.5	351.9	652.8	642.3
Amortization	121.5	91.6	243.0	181.2
Financial expenses	80.4	81.5	161.8	163.8
Loss (gain) on valuation and translation of financial instruments	4.0	4.6	(6.5)	9.3
Restructuring of operations, impairment of assets and other special items	6.6	(1.3)	16.1	1.1
Loss on debt refinancing	—	1.9	9.3	12.3

Income before income taxes	146.0	173.6	229.1	274.6
Income taxes:
Current	(5.5)	40.0	(5.1)	60.8
Deferred	45.5	11.2	64.9	13.6

	40.0	51.2	59.8	74.4

Net income	$106.0	$122.4	$169.3	$200.2

Net income attributable to:
Shareholders	$55.2	$60.8	$89.5	$95.7
Non-controlling interests	50.8	61.6	79.8	104.5

Earnings per share attributable to shareholders
Basic
Net income	$0.86	$0.95	$1.39	$1.49
Diluted
Net income	$0.85	$0.93	$1.37	$1.46

Number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

Number of diluted shares (in millions)	65.0	64.9	65.0	64.9

1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2011	2010	2011	2010
Net income	$106.0	$122.4	$169.3	$200.2

Other comprehensive income :
Gain (loss) on translation of net investments in foreign operations	0.3	0.6	0.8	(2.9)
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(6.8)	76.3	(6.0)	103.1
Deferred income taxes	0.7	(16.1)	2.9	(17.5)
Defined benefit plans:
Net change in asset limit or in minimum funding liability	(0.1)	(1.4)	(0.2)	(2.8)
Deferred income taxes	0.1	0.4	0.1	0.8
Reclassification to income of other comprehensive loss related to cash flow hedges, net of income taxes of $0.5 million and 2.5 million in the three-month and six-month periods ended June 30, 2010	—	1.4	—	5.9

	(5.8)	61.2	(2.4)	86.6

Comprehensive income	$100.2	$183.6	$166.9	$286.8

Comprehensive income attributable to:
Shareholders	$51.8	$94.5	$88.0	$143.5
Non-controlling interests	48.4	89.1	78.9	143.3

2

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2011	2010	2011	2010
Operating income
Telecommunications	$274.2	$264.5	$528.7	$519.6
News Media	45.7	56.9	74.0	95.6
Broadcasting	22.3	26.9	26.9	32.6
Leisure and Entertainment	6.3	4.2	7.5	4.0
Interactive Technologies and Communications	1.3	1.3	2.2	2.3
Head Office	8.7	(1.9)	13.5	(11.8)

	$358.5	$351.9	$652.8	$642.3

Amortization
Telecommunications	$99.6	$69.0	$199.9	$136.2
News Media	13.8	14.6	26.8	29.2
Broadcasting	4.3	3.7	8.4	7.4
Leisure and Entertainment	2.1	2.5	4.4	4.8
Interactive Technologies and Communications	0.8	1.0	1.6	1.9
Head Office	0.9	0.8	1.9	1.7

	$121.5	$91.6	$243.0	$181.2

Additions to property, plant and equipment
Telecommunications	$161.8	$152.4	$340.4	$278.6
News Media	2.5	1.0	8.4	3.3
Broadcasting	6.5	4.9	15.4	8.5
Leisure and Entertainment	1.2	1.8	1.6	2.6
Interactive Technologies and Communications	2.2	1.1	3.2	1.6
Head Office	0.3	0.8	0.7	1.2

	$174.5	$162.0	$369.7	$295.8

Additions to intangible assets
Telecommunications	$13.0	$16.1	$28.9	$31.8
News Media	3.3	3.0	5.4	5.7
Broadcasting	1.2	2.4	2.0	2.8
Leisure and Entertainment	1.4	2.7	2.6	4.1

	$18.9	$24.2	$38.9	$44.4

Externally acquired intangible assets	8.7	8.2	15.5	13.7
Internally generated intangible assets	10.2	16.0	23.4	30.7

	$18.9	$24.2	$38.9	$44.4

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non-
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	controlling interests	Total equity
Balance as of December 31, 2009 as previously reported under Canadian GAAP	$346.6	$4.7	$830.1	$(11.0)	$—	$1,170.4
IFRS adjustments	—	(2.7)	(73.5)	1.0	1,162.6	1,087.4

Balance as of January 1, 2010	346.6	2.0	756.6	(10.0)	1,162.6	2,257.8
Net income	—	—	95.7	—	104.5	200.2
Other comprehensive income	—	—	—	47.8	38.8	86.6
Dividends	—	—	(6.4)	—	(18.2)	(24.6)

Balance as of June 30, 2010	346.6	2.0	845.9	37.8	1,287.7	2,520.0
Net income	—	—	129.6	—	126.8	256.4
Other comprehensive loss	—	—	—	(49.5)	(41.9)	(91.4)
Acquisition of non-controlling interests	—	(1.1)	—	—	(1.9)	(3.0)
Dividends	—	—	(6.5)	—	(23.8)	(30.3)

Balance as of December 31, 2010	346.6	0.9	969.0	(11.7)	1,346.9	2,651.7
Net income	—	—	89.5	—	79.8	169.3
Other comprehensive loss	—	—	—	(1.5)	(0.9)	(2.4)
Issuance of shares of a subsidiary to non-controlling shareholders	—	—	—	—	1.0	1.0
Dividends	—	—	(6.4)	—	(23.8)	(30.2)

Balance as of June 30, 2011	$346.6	$0.9	$1,052.1	$(13.2)	$1,403.0	$2,789.4

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2011	2010	2011	2010
Cash flows related to operating activities
Net income	$106.0	$122.4	$169.3	$200.2
Adjustments for:
Amortization of property, plant and equipment	92.9	78.4	185.9	155.3
Amortization of intangible assets	28.6	13.2	57.1	25.9
Loss (gain) on valuation and translation of financial instruments	4.0	4.6	(6.5)	9.3
Impairment of assets	0.3	5.7	1.2	5.7
Loss on debt refinancing	—	1.9	9.3	12.3
Amortization of financing costs and long-term debt discount	2.9	3.2	5.9	6.2
Deferred income taxes	45.5	11.2	64.9	13.6
Other	(0.8)	(7.5)	(1.4)	(6.3)

	279.4	233.1	485.7	422.2
Net change in non-cash balances related to operating activities	(137.9)	(25.8)	(173.5)	(59.3)

Cash flows provided by operating activities	141.5	207.3	312.2	362.9

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(5.0)	(0.1)	(50.1)	(1.1)
Business disposals, net of cash and cash equivalents	—	0.8	—	1.8
Additions to property, plant and equipment	(174.5)	(162.0)	(369.7)	(295.8)
Additions to intangible assets	(18.9)	(24.2)	(38.9)	(44.4)
Proceeds from disposals of assets	4.0	45.9	5.0	47.3
Net change in temporary investments	—	—	—	30.0
Net change in cash and cash equivalents in trust	1.9	—	4.8	—
Other	(1.6)	—	(2.0)	—

Cash flows used in investing activities	(194.1)	(139.6)	(450.9)	(262.2)

Cash flows related to financing activities
Net change in bank indebtedness	0.3	3.5	(2.9)	3.0
Net change under revolving credit facilities	(2.6)	(7.5)	(10.9)	2.6
Issuance of long-term debt, net of financing fees	—	(1.2)	319.9	292.7
Repayment of long-term debt	(1.3)	(131.5)	(226.2)	(320.2)
Settlement of hedging contracts	—	(1.5)	(105.4)	(32.4)
Dividends	(3.2)	(6.4)	(3.2)	(6.4)
Dividends paid to non-controlling shareholders	(12.5)	(9.7)	(23.8)	(18.2)
Other	1.0	—	1.0	—

Cash flows used in financing activities	(18.3)	(154.3)	(51.5)	(78.9)

Net change in cash and cash equivalents	(70.9)	(86.6)	(190.2)	21.8
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.1	(0.3)	0.3	(1.0)
Cash and cash equivalents at beginning of period	123.6	407.7	242.7	300.0

Cash and cash equivalents at end of period	$52.8	$320.8	$52.8	$320.8

Cash and cash equivalents consist of
Cash	$—	$65.2	$—	$65.2
Cash equivalents	52.8	255.6	52.8	255.6

	$52.8	$320.8	$52.8	$320.8

Non-cash investing activities
Net change in additions to property, plant and equipment and intangible assets financed with accounts payable	$(8.9)	$(25.3)	$27.9	$(7.7)

Interest and taxes reflected as operating activities
Cash interest payments	$127.1	$117.6	$163.2	$154.9
Cash income tax payments (net of refunds)	20.1	9.5	34.0	27.2

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30 2011	December 31 2010
Assets

Current assets
Cash and cash equivalents	$52.8	$242.7
Cash and cash equivalents in trust	0.5	5.3
Accounts receivable	588.3	588.5
Income taxes	13.8	6.4
Inventories	235.1	245.2
Prepaid expenses	46.8	38.0

	937.3	1,126.1
Non-current assets
Property, plant and equipment	2,970.6	2,812.9
Intangible assets	1,026.4	1,029.1
Goodwill	3,534.9	3,505.2
Derivative financial instruments	15.0	28.7
Deferred income taxes	23.7	20.3
Other assets	97.3	93.8

	7,667.9	7,490.0

Total assets	$8,605.2	$8,616.1

Liabilities and equity

Current liabilities
Bank indebtedness	$2.8	$5.7
Accounts payable and accrued charges	664.4	753.6
Provisions	36.7	72.2
Deferred revenue	250.3	275.1
Income taxes	2.3	33.6
Current portion of long-term debt	15.2	30.8

	971.7	1,171.0
Non-current liabilities
Long-term debt	3,609.3	3,587.3
Derivative financial instruments	451.8	479.9
Other liabilities	266.2	274.0
Deferred income taxes	516.8	452.2

	4,844.1	4,793.4

Equity
Capital stock	346.6	346.6
Contributed surplus	0.9	0.9
Retained earnings	1,052.1	969.0
Accumulated other comprehensive loss	(13.2)	(11.7)

Equity attributable to shareholders	1,386.4	1,304.8
Non-controlling interests	1,403.0	1,346.9

	2,789.4	2,651.7

Total liabilities and equity	$8,605.2	$8,616.1

6

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2011

For additional information, please contact

Jean-François Pruneau, Chief Financial Officer, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2011

Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2011	2010	2011	2010
Net income per share (basic)	$0.86	$0.95	$1.39	$1.49

Net income per share from continuing operations, before gains and losses on valuation and translation of financial instruments and unusual items	$0.93	$0.98	$1.49	$1.65

Reconciliation of net income per share

	2nd Quarter		YTD
	2011	2010	2011	2010
Net income per share from continuing operations, before gains and losses on valuation and translation of financial instruments and unusual items	$0.93	$0.98	$1.49	$1.65
Other adjusments[1]:
Unusual items	(0.04)	(0.01)	(0.15)	(0.14)
(Loss) gain on valuation and translation of financial instruments	(0.03)	(0.02)	0.05	(0.02)

Total	(0.07)	(0.03)	(0.10)	(0.16)

Reported net income per share (basic)	$0.86	$0.95	$1.39	$1.49

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2011

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2013 (availability: $150)		$54.7
Mortgage loan due in 2012		34.5

		$89.2

Quebecor Media Inc.
Revolving credit facility due in 2013 (availability: $100)		—
Export financing due in 2015		$47.8
Term loan “B” due in 2013		159.5
7 3/4% Senior Notes due in 2016		1,181.2
7 3/8% Senior Notes due in 2021		325.0

		1,713.5
Videotron Ltd.
Revolving credit facility due in 2016 (availability: $575)		—
Export Financing “A” due in 2018		—
6 7/8% Senior Notes due in 2014		630.4
6 3/8% Senior Notes due in 2015		168.5
9 1/8% Senior Notes due in 2018		681.4
7 1/8% Senior Notes due in 2020		300.0

		1,780.3

Sun Media Corporation
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		37.6

		37.6

TVA Group Inc.
Revolving credit facility due in 2012 (availability: $100)		20.4
Term Loan due in 2014		75.0

		95.4

Total Quebecor Media Inc.		$3,626.8

TOTAL LONG TERM DEBT		$3,716.0

Bank indebtedness		2.8
Exchangeable debentures - QI		2.1
Liability related to cross-currency interest rate swaps (FX rate differential) - QI [1]		—
Liability related to cross-currency interest rate swaps (FX rate differential) - QMI [1]		480.3

Cash and cash equivalents [2]:
Quebecor Inc.		0.5
Quebecor Media Inc.		52.8
Videotron Ltd.	$37.0
Sun Media Corporation	—
Other 100% owned subsidiaries	14.4
TVA Group Inc.	1.4

		$53.3

[1]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[2]	Includes cash and cash equivalents and cash and cash equivalents in trust.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2011

Operating Results

	2011		2010
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed (‘000)	2,635.8	2,623.2	2,612.4	2,603.7	2,594.5
Basic Subscribers (‘000)	1,800.6	1,808.6	1,811.6	1,802.0	1,781.5
Basic Penetration	68.3%	68.9%	69.3%	69.2%	68.7%
Extended Tier Subscribers (‘000)	1,627.3	1,627.5	1,622.0	1,605.7	1,581.4
Extended Tier Penetration	90.4%	90.0%	89.5%	89.1%	88.8%
Digital Set-Top Boxes (‘000)	1,852.5	1,792.4	1,724.0	1,639.8	1,575.0
Digital Subscribers (‘000)	1,270.4	1,243.7	1,219.6	1,182.3	1,142.0
Digital Penetration	70.6%	68.8%	67.3%	65.6%	64.1%
Cable Internet Subscribers (‘000)	1,266.5	1,263.6	1,252.1	1,233.8	1,201.7
Cable Internet Penetration	70.3%	69.9%	69.1%	68.5%	67.5%
Cable Telephony Subscribers (‘000)	1,141.6	1,129.8	1,114.3	1,098.1	1,065.3
Cable Telephony Penetration	63.4%	62.5%	61.5%	60.9%	59.8%
Mobile Telephony Subscribers (‘000)	210.6	164.7	136.1	95.4	87.0

	2nd Quarter			YTD
	2011	2010	VAR	2011	2010	VAR
(in millions)
Revenues	$601.1	$547.7	9.7%	$1,184.3	$1,081.4	9.5%
Cable Television	252.5	235.5	7.2%	498.1	465.4	7.0%
Internet	171.0	159.1	7.5%	339.4	317.1	7.0%
Cable Telephony	108.2	101.3	6.8%	215.5	199.7	7.9%
Mobile Telephony	26.0	12.2	113.1%	46.7	23.8	96.2%
Business Solution	16.1	14.7	9.5%	31.1	28.6	8.7%
Other	27.3	24.9	9.6%	53.5	46.8	14.3%

EBITDA	$274.2	$264.5	3.7%	$528.7	$519.6	1.8%
EBITDA Margin (%)	45.6%	48.3%		44.6%	48.0%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$45.9	$28.5		$68.9	$49.1
Scalable Infrastructure	58.5	80.5		144.1	132.3
Line Extensions	26.5	17.9		55.0	31.7
Upgrade / Rebuild	32.0	30.2		58.0	60.2
Support Capital	11.0	11.3		41.4	36.5

Total - NCTA Classification	$173.9	$168.4	3.3%	$367.4	$309.8	18.6%
Other	0.9	0.1		1.9	0.6

Total	$174.8	$168.5	3.7%	$369.3	$310.4	19.0%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$46.57	$43.97		$45.89	$43.49
Total ARPU	$102.85	$94.88		$101.31	$94.00
Mobile Telephony Acquisition Costs	$482 [1]	n.a.

[1]	Acquisition costs per subscriber addition since the launch of the 4G network on September 9, 2010.

NEWS MEDIA

Supplementary Disclosure

June 30, 2011

Operating Results

	2nd Quarter			YTD
	2011	2010	VAR	2011	2010	VAR
Linage (‘000)
Urban Dailies	40,727	42,253	-3.6%	78,295	80,531	-2.8%

(in millions)
Revenues	$267.5	$266.8	0.3%	$507.6	$509.5	-0.4%
Advertising	197.6	194.9	1.4%	371.4	366.7	1.3%
Circulation	42.7	46.7	-8.6%	84.9	92.4	-8.1%
Other	27.2	25.2	7.9%	51.3	50.4	1.8%

Urban Dailies	$140.1	$146.3	-4.2%	$270.3	$279.0	-3.1%
Community Newspapers	112.1	106.8	5.0%	207.1	201.9	2.6%
Other	60.6	53.4	13.5%	114.4	103.3	10.7%
Eliminations	(45.3)	(39.7)	n.m.	(84.2)	(74.7)	n.m.

EBITDA	$45.7	$56.9	-19.7%	$74.0	$95.6	-22.6%
EBITDA Margin (%)	17.1%	21.3%		14.6%	18.8%

Change in Newsprint Expense			8.1%			10.4%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2011

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2011

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2011, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2011 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ CLAUDINE TREMBLAY
Claudine Tremblay Vice-President and Secretary

Date: August 11, 2011